Exhibit 99.3

FORM OF PROXY - COMMON SHARES
Annual Meeting of Common Shareholders - April 25, 2006

The undersigned holder of common shares of PETRO-CANADA hereby appoints BRIAN F. MacNEILL, Chairman, or failing him, RON A. BRENNEMAN, President and Chief Executive Officer, or instead of either of them, _______________________________ as proxyholder of the undersigned for and in the name of and on behalf of the undersigned to attend, vote and otherwise act with full power of substitution for the undersigned in respect of all matters that may properly come before the Annual Meeting of common shareholders of the Company to be held on April 25, 2006 and any adjournment thereof.

The said proxyholder is hereby specifically directed to vote for or against or to withhold from voting as indicated below and may vote in the discretion of the proxyholder with respect to any amendments or variations to the matters identified in the Notice of Annual Meeting or other matters that may properly come before the meeting.

The Board of Directors and management recommend Shareholders vote FOR matters 1 and 2 below.

1.	Election of Directors	Vote for	Withhold from voting		Vote for	Withhold from voting

	Ron A. Brenneman	☐	☐	Thomas E. Kierans	☐	☐
	Angus A. Bruneau	☐	☐	Brian F. MacNeill	☐	☐
	Gail Cook-Bennett	☐	☐	Maureen McCaw	☐	☐
	Richard J. Currie	☐	☐	Paul D. Melnuk	☐	☐
	Claude Fontaine	☐	☐	Guylaine Saucier	☐	☐
	Paul Haseldonckx	☐	☐	James W. Simpson	☐	☐

					Vote for	Withhold from voting

2.	Appointment of Deloitte & Touche LLP as auditors of the Company				☐	☐

If no choice is specified for any of the above matters, the proxyholder will vote ‘‘for’’ matters 1 and 2 above.

Dated this __________day of _______________, 2006.

Signature

Notes:

•
Please complete, date and sign this proxy and return it as soon as possible in the envelope provided, or fax to CIBC Mellon Trust Company, the Company’s transfer agent, at 416-368-2502 by April 21, 2006.

•
The signature should agree with the name on the mailing label. Executors, administrators, trustees, attorneys or guardians should so indicate when signing. Where shares are owned by two or more persons, each must sign. If the beneficial owner of the shares is a corporation, this proxy must be signed by an officer or attorney thereof, duly authorized.

•	If this proxy is not dated in the above space, it shall be deemed to bear the date on which it was mailed to the beneficial owner of the shares.

•	This proxy should be read in conjunction with the Notice of Annual Meeting and the accompanying Management Proxy Circular.

•	This proxy is solicited on behalf of management.

Securities laws allow you to view Petro-Canada’s Annual Report (including the financial statements and Management’s Discussion and Analysis) at www.petro-canada.ca, rather than receiving a copy in the mail. If you choose not to receive copies by mail, you must indicate this preference.

☐	Please do not send me Petro-Canada’s Annual Report by regular mail, I will view it on the Company’s website.

*Marque de commerce de Petro-Canada - Trademark